Exhibit 3.1

Set forth below is Section 1.2 of the Bylaws of Eastern Insurance Holdings, Inc. as amended on December 12, 2013.

“Section 1.2 Special Meetings. Special meetings of the shareholders may be called only in accordance with the Articles of Incorporation of the Corporation. Upon written request to the Chief Executive Officer or the Secretary, sent by registered mail or delivered to such officer in person, of any person or persons entitled to call a special meeting of the shareholders, it shall be the duty of the Secretary to fix the time of the meeting, which shall be held not more than 90 days after the receipt of the request, and shall give due notice thereof.”